UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

William C. Bertrand, Jr., Esq.
Vice President, Secretary and General Counsel
MedImmune, Inc.
One MedImmune Way
Gaithersburg, MD 20878
(301) 398-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88078L 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MedImmune, Inc. (EIN No. 52-1555759)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,007,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,007,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,007,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.55%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock (“Common Stock”), par value $0.001 per share, of Tercica, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive offices is 651 Gateway Boulevard, Suite 950, South San Francisco, CA 94080.

Item 2.	Identity and Background
(a)-(c) This statement is being filed by MedImmune, Inc., a Delaware corporation (“MedImmune”). The principal office of MedImmune is located at One MedImmune Way, Gaithersburg, Maryland 20878.

MedImmune is a biotechnology company that uses advances in biological sciences to discover, develop, manufacture and commercialize products that treat or prevent infectious disease, cancer and inflammatory diseases.

The name and present principal occupation of MedImmune’s executive officers and directors are listed on Schedule I attached hereto (MedImmune, together with the individuals identified on Schedule I, being referred to herein as the “Reporting Persons”).  The business address of each Reporting Person is c/o MedImmune, Inc., One MedImmune Way, Gaithersburg, Maryland 20878.

(d)   Neither MedImmune nor, to the best of its knowledge, any other Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Neither MedImmune nor, to the best of its knowledge, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons named on Schedule I hereto is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration

On July 9, 2003, MedImmune, through its wholly-owned venture capital subsidiary, MedImmune Ventures, Inc., a Delaware corporation (“MedImmune Ventures”), acquired 4,000,000 shares of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”) at a purchase price of $5.00 per share in a privately negotiated transaction.  On November 5, 2003, the Issuer effected a 1-for-4 reverse stock split of its Common Stock and preferred stock, including the Series B Preferred Stock.  On March 22, 2004, immediately prior to the closing of the Issuer’s initial public offering, the Series B Preferred Stock converted into 1,000,000 shares of Common Stock.

In July 2003, Wayne T. Hockmeyer, Ph.D, Chairman of the Board of MedImmune and President of MedImmune Ventures, became a member of the board of directors of the Issuer.  In connection with that arrangement, on January 8, 2004 the Issuer granted to MedImmune, through MedImmune Ventures, an option to purchase up to 22,500 shares of Common Stock.

On February 11, 2005, MedImmune, through MedImmune Ventures, purchased an additional 2,000,000 shares of Common Stock at a purchase price of $8.00 per share in an underwritten public offering of the Issuer’s stock (the “Follow-on Offering”).

All of the purchases of Common Stock described herein were funded out of working capital.

Item 4.	Purpose of Transaction

The purpose of the purchases of the shares of Common Stock described in Item 3 is investment.  Neither MedImmune nor, to the best of its knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, MedImmune intends to review its investment in the Issuer on a continuing basis. Depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, its business and prospects, other investment and business opportunities available to MedImmune, general stock market and economic conditions, tax considerations and other factors considered relevant, MedImmune may decide at any time to increase or to decrease the size of its investment in the Issuer.  MedImmune may in the future seek to engage in discussions with management of the Issuer concerning potential investments by MedImmune in securities of the Issuer. Such discussions may relate to the acquisition by MedImmune of additional shares of Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise, as well as transactions specified in clauses (a) through (j) in the preceding paragraph.  While MedImmune has no current plans or proposals to acquire the Issuer or its assets, MedImmune is continually evaluating acquisition opportunities that are of strategic interest and consistent with MedImmune’s business strategy.  Accordingly, in that context, MedImmune may in the future seek to engage in discussions with management of the Issuer concerning whether the business and prospects of the Issuer are strategically aligned with those of MedImmune.  As described in Item 3, Wayne T. Hockmeyer, Ph.D, a Reporting Person, currently serves on the board of directors of the Issuer and has served in that capacity since July 2003.

Item 5.	Interest in Securities of the Issuer

(a)-(b)   As of the close of business on February18, 2005, MedImmune beneficially owned an aggregate of 3,007,500 shares of Common Stock, which constitutes approximately 9.55% of the issued and outstanding shares of Common Stock.  This calculation is based on a total of 31,495,869 shares of Common Stock outstanding as of December 31, 2004, as reported by the Issuer in its final prospectus relating to the Follow-on Offering filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on February 8, 2005, as adjusted for the issuance of 6,900,000 shares of Common Stock in such offering.

MedImmune does not directly own the Common Stock of the Issuer.  By reason of the provisions of Rule 13d-3 under the Exchange Act, MedImmune is deemed to own beneficially the securities of the Issuer that are owned by MedImmune Ventures.  In addition, the amount of shares that are reported herein as being beneficially owned by MedImmune include 7,500 shares that may be acquired within 60 days pursuant to the option described in Item 3.

(c)   The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c).  Except as described in Schedule II, no transactions in Common Stock were effected during the last 60 days by the Reporting Persons.

(d)   To the knowledge of MedImmune, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Issuer’s sale of its Series B Preferred Stock, the Issuer, MedImmune Ventures and certain other Stockholders entered into an Amended and Restated Investors’ Rights Agreement, dated July 9, 2003, which provided for certain voting rights, registration rights, rights of first refusal and other rights and transfer restrictions, most of which terminated at the closing of the Issuer’s initial public offering.

The Investor Rights Agreement grants MedImmune, through MedImmune Ventures, the following registration rights.  Beginning 180 days after the closing of the Issuer’s initial public offering, MedImmune is entitled to require the Issuer to register up to 1,000,000 shares of Common Stock under the Securities Act, subject to limitations and restrictions.  The Issuer is only required to act upon two such requests on behalf of the purchasers of its Series B Preferred Stock, which includes MedImmune Ventures. Also, if at any time the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securities holders, MedImmune will be entitled to notice of the registration and will be entitled to include, at the Issuer’s expense, such shares of Common Stock in the registration. In addition, MedImmune may require the Issuer, at the Issuer’s expense and on not more than two occasions in any 12 month period, to file a registration statement on Form S-3 under the Securities Act covering such shares of Common Stock when registration of the Issuer’s shares under this form becomes possible. These rights shall terminate on the earlier of five years after the consummation of the effective date of the Issuer’s initial public offering or when MedImmune is able to sell all 1,000,000 shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of Common Stock included in any registration statement.

As described in Item 3 above, on January 8, 2004, the Issuer granted MedImmune Ventures an option to purchase up to 22,500 shares of Common Stock.  The option vests in equal amounts over three years, beginning on January 8, 2005, and expires on January 7, 2014.  The option is subject to Dr. Hockmeyer continuing to serve on the Issuer’s board of directors but shall be exercisable for three months after Dr. Hockmeyer ceases to be a member of the board.

In conjunction with the Follow-on Offering, MedImmune Ventures has entered into a letter agreement, dated January 21, 2005, with the underwriters of the Follow-on Offering by which MedImmune Ventures has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period ending 60 days after the date of the final prospectus relating to the Offering, with exceptions as provided in such letter agreement.  The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit 2 to this Schedule 13D, and is incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and listed on Schedule I and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1.	Amended and Restated Investors’ Rights Agreement, dated July 9, 2003 (incorporated by reference from Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1, filed on September 12, 2003).
Exhibit 2.	Option Agreement, dated January 8, 2004.
Exhibit 3.	Letter Agreement, dated January 21, 2005.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2005

MEDIMMUNE, INC.

By:	/s/ William C. Bertrand, Jr.
	Name:	William C. Bertrand, Jr.
	Title:	Vice President, Secretary and General Counsel

Schedule I

MedImmune, Inc.

Executive Officers

Name	Principal Occupation(1)
Wayne T. Hockmeyer, Ph.D.	Chairman of the Board of MedImmune, Inc. and President of MedImmune Ventures, Inc.
David M. Mott	Chief Executive Officer, President and Vice Chairman of the Board
James F. Young, Ph.D.	President, Research and Development
Armando Anido, R.Ph	Executive Vice President, Sales and Marketing
Edward Connor, M.D.	Executive Vice President and Chief Medical Officer
Lota S. Zoth	Senior Vice President and Chief Financial Officer
William C. Bertrand, Jr.	Vice President, Secretary and General Counsel
Bernardus N.M. Machielse, Drs.	Senior Vice President, Operations
Mark Spring	Vice President, Finance and Controller

Directors

Name	Principal Occupation
Wayne T. Hockmeyer, Ph.D.	Chairman of the Board of MedImmune, Inc. and President of MedImmune Ventures, Inc.
David M. Mott	Chief Executive Officer and President of MedImmune, Inc.
David Baltimore, Ph.D.	President of the California Institute of Technology
M. James Barrett, Ph.D.	Chairman of the Board of Sensors for Medicine and Science,Inc., and a General Partner of New Enterprise Associates
Melvin D. Booth	Retired President and Chief Operating Officer of MedImmune, Inc.
James H. Cavanaugh, Ph.D.	General Partner of HealthCare Ventures LLC (HCV)
Barbara Hackman Franklin	President and Chief Executive Officer of Barbara Franklin Enterprises
Gordon S. Macklin	Independent Financial Advisor
Elizabeth H. S. Wyatt	Retired Vice President of Corporate Licensing of Merck & Co., Inc.

(1)  Unless otherwise stated, the principal occupation of each executive officer is with MedImmune, Inc.